FOR IMMEDIATE RELEASE: **October 7, 2008**

ATNA RESOURCES DENIED GRANT OF CERTIORARI IN THE MCDONALD TAKINGS CASE

Golden, CO – Atna Resources Ltd. ("Atna") – (TSX:ATN), was notified that its petition for writ of certiorari with the United States Supreme Court in the case *Seven-Up Pete Venture, et al. v Brian Schweitzer, et al.* was denied. The petition was filed by Mountain States Legal Foundation ("MSLF") a nonprofit, public interest law firm dedicated to individual liberty, the right to own and use property, limited and ethical government and the free enterprise system.

"We are disappointed but not surprised by this outcome. While we feel that we had a strong case, competition for space on the Supreme Court's crowded docket is high. This decision now ends our pursuit of this case. Atna would very much like to thank the MSLF for their defense and support in this case," states James Hesketh, President, COO & Director.

The McDonald takings claim was initiated in April 2000 as a result of the passage of the 1998 I-137 anti-cyanide ballot initiative in the State of Montana. Passage of this initiative resulted in an unprecedented law that was narrowly crafted to specifically outlaw the use of cyanide to recover gold from ores mined by open pit methods. This legislation was the first of its kind in the U.S. By the time the initiative passed, the Seven-Up Pete Venture had spent over $70 million on drilling, permitting and engineering at the McDonald gold project in Montana. The passage of this initiative critically impaired the project.

FURTHER INFORMATION:

For further information on Mountain States Legal Foundation please visit www.mountainstateslegal.org

For additional information on Atna Resources, please visit our website at www.atna.com or contact:

James Hesketh, President and COO (303) 278-8464
Valerie Kimball, Investor Relations (303) 278-8464 or toll free (877) 692-8182